ZURICH
FINANCIAL SERVICES

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference RR/jp
Date 09/01/2005

05010966

SUPPL

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 (0)1 625 25 79
Dir. fax +41 (0)1 625 36 06
raffaella.russi
@zurich.com

Dear Sir and Madam

Enclosed herewith please find the English version of the following news release:

- "Zurich Financial Services sells Claims Management Group Limited "

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department

Raffaella Russi

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

Enclosures

File No. 82-5089

News Release

ZURICH
FINANCIAL SERVICES

Zurich Financial Services sells Claims Management Group Limited

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media and Public Relations
Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)1 625 22 99
Fax +41 (0)1 625 36 18
investor.relations@zurich.com

Zurich, September 1, 2005 – Zurich Financial Services Group (Zurich) announced today that it has sold 100% of the share capital of Claims Management Group Limited (CMGL) to Sovereign Capital Partners LLP and the management of CMGL. The parties agreed to keep terms and conditions confidential. After having received regulatory approvals, the transaction was both signed and closed on August 31, 2005.

After the sale, CMGL will continue to manage insurance and reinsurance portfolios on behalf of Zurich. CMGL is a major provider of outsourced claims management and insurance administration services to London Market companies, Lloyd's syndicates, large corporates and general insurers. For the fiscal year ended December 31, 2004, CMGL earned total revenue of approximately GBP 41 million on a UK GAAP basis.

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 57,000 people.